EXHIBIT 99.1

enCore Energy Publishes 2023 Annual Report to Shareholders

NASDAQ: EU
TSXV: EU
www.encoreuranium.com

DALLAS, April 22, 2024 /CNW/ - enCore Energy Corp. ("enCore" or the "Company") (NASDAQ: EU) (TSXV: EU), a domestic uranium producer, has published its 2023 Annual Report, which is now available on the enCore Energy website at https://encoreuranium.com/investors/annual-report/. The Annual Report outlines enCore's business plan, the corporate objectives for 2024 and evaluates the Company's success in meeting its 2023 objectives.

William M. Sheriff, Executive Chairman, commented: "enCore has made substantial progress throughout 2023 and I am proud of the dedication and work by our team to achieve all our objectives, specifically our highest priority 2023 objective to advance the Rosita Uranium Central Processing Plant into production. And now, within our 2024 objectives, we remain focused on commencing production at the Alta Mesa Uranium Central Processing Plant. I want to extend a large thank you to our dedicated staff, esteemed shareholders, capable management team, and valued board of directors. It's through your collaboration and shared vision that we've made significant strides forward. As we move forward in 2024 and beyond, we continue to strive to set high goals, achieve them, and continue to conduct ourselves as an industry leader as America's Clean Energy Company™."

About enCore Energy Corp.

enCore Energy Corp., America's Clean Energy Company™, is committed to providing clean, reliable, and affordable domestic nuclear energy as the newest uranium producer in the United States. Uranium production commenced at enCore's licensed and past-producing South Texas Rosita Central In-Situ Recovery ("ISR") Uranium Processing Plant ("CPP") in November 2023 with work underway for a planned 2024 restart of uranium production at its licensed and past-producing South Texas Alta Mesa CPP. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle. enCore solely utilizes ISR for uranium extraction, a well-known and proven technology co-developed by the leaders at enCore Energy. In-Situ Recovery extracts uranium in a wellfield using natural groundwater and oxygen, coupled with a proven ion exchange process, to recover the uranium.

Future projects in enCore's production pipeline include the Dewey-Burdock project in South Dakota and the Gas Hills project in Wyoming, along with significant uranium resource endowments in New Mexico providing long term opportunities. enCore diligently works to realize value from other owned assets, including our proprietary uranium database that includes technical information from many past producing companies, from our various non-core assets, and by leveraging our ISR expertise in researching opportunities that support the use of this technology as applied to other metals. enCore is also committed to working with local communities and indigenous governments to create positive impact from corporate developments.

@enCoreEnergy_EU

Cautionary Note Regarding Forward Looking Statements:

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain information contained in this news release, including statements regarding future or potential production at the Alta Mesa and pipeline projects, the technical merits of ISR and ion exchange process for uranium extraction and recovery, and any other statements regarding future expectations, beliefs, goals or prospects may constitute forward-looking information and forward-looking statements within the meaning of applicable Canadian and United States securities laws and regulations (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "is expected", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken) should be considered forward-looking statements. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with the demand for uranium, adverse industry events, future legislative and regulatory developments, the ability of enCore to implement its business strategies including commencement of production at Alta Mesa in the planned time frames or at all; the expansion of operations to satellite locations, and other risks. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of management. Although considered reasonable by management at the time of preparation, a number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements. The Company assumes no obligation to update the information in this communication, except as required by law. Additional information identifying risks and uncertainties is contained in filings by the Company with the various securities commissions which are available online at www.sec.gov and www.sedar.com.

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SOURCE enCore Energy Corp.

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%CIK: 0001500881

For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com, www.encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 22-APR-24